Exhibit 10

AMENDMENT AND CONSENT NO. 3

This AMENDMENT AND CONSENT NO. 3, dated as of August 17, 2005 ("Amendment"), is entered into by and among O'SULLIVAN INDUSTRIES, INC., a Delaware corporation ("OSI"), O'SULLIVAN FURNITURE FACTORY OUTLET, INC., a Missouri corporation ("OSF"), O'SULLIVAN INDUSTRIES – VIRGINIA, INC., a Virginia corporation ("OSV" and together with OSF and OSV, each a "Borrower" and collectively and jointly and severally, the "Borrowers"), O'SULLIVAN INDUSTRIES HOLDINGS, INC., a Delaware corporation ("Holdings"), the persons designated as "Lenders" on the signature pages hereto, and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, as agent (the "Agent").

WHEREAS, Borrowers, Holdings, the Lenders (as defined therein) and Agent are party to the Credit Agreement, dated as of September 29, 2003, as amended by Amendment No. 1 thereto, dated as of October 29, 2003, and Amendment and Consent No. 2, dated as of May 5, 2004 (including all annexes, exhibits and schedules thereto, the "Credit Agreement"; all capitalized terms defined in the Credit Agreement and not otherwise defined herein have the meanings assigned to them in the Credit Agreement or in Annex A thereto);

WHEREAS, Borrowers and Requisite Lenders, subject to Section 3 hereof, wish to amend the Credit Agreement in the manner set forth below;

WHEREAS, OSI, OSF and the Agent wish to allow for the commencement of the "Activation Period" under and as defined in certain Collateral Documents entered into with respect to certain Accounts and deposit accounts of OSI and OSF;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrowers, Credit Parties, Requisite Lenders and Agent agree as follows:

SECTION 1.
AMENDMENT

Subject to the satisfaction of the conditions to effectiveness referred to in Section 3 hereof:

(a)   Section 1.2(a) of the Credit Agreement is hereby amended by deleting the last two lines thereof and replacing them with the following:

"Applicable Revolver Index Margin	3.0%
Applicable Revolver LIBOR Margin	4.5%".

(b)   Section 1.2(e) of the Credit Agreement is hereby amended by adding the following sentence to the end of Section 1.2(e):

"Notwithstanding anything to the contrary contained herein, no Loan may be made or converted into a LIBOR Loan after September 13, 2005.

(c)   Section 1.3(g) of the Credit Agreement is hereby amended by adding at the end thereof a new sentence to read as follows:

> "Without limiting in any way the fees and expenses to which Agent is entitled hereunder, Borrower acknowledges that Agent will be retaining a financial advisor to assist with the review of the Borrowing Base Certificates and supporting detail, the review of the variance reports referenced in Section 4.9(d)(vi) of this Agreement, the review of the restructuring plan and corresponding cash flow forecasts and Projections described in Section 2.15, the monitoring of the implementation of such restructuring plan, and any other any other assistance that Agent may request from such financial advisor related to Borrowers' performance under the Credit Agreement. Borrower agrees to pay all fees and expenses incurred by Agent as a result of Agent's retention of such financial advisor."

(d)   Section 1.3 of the Credit Agreement is hereby amended by inserting at the end thereof a new Section 1.3(h) to read as follows:

> "(h)   Amendment Fee. As compensation for the amendments made to the Credit Agreement by Amendment and Consent No. 3 to the Credit Agreement, Borrowers shall be obligated to pay an "Amendment Fee" in the amount of $50,000. The Amendment Fee shall be fully earned by the Revolving Lenders upon the execution of the Amendment and immediately upon the execution of the Amendment shall be paid by Borrowers to Agent, for the benefit of the Revolving Lenders.

(e)   Section 1.7(i) of the Credit Agreement is hereby amended and restated in its entirety as follows:

> Accounts that are obligations of an Account Debtor located in a foreign country other than Canada unless (1) payment thereof is assured by a letter of credit assigned with the consent of the issuer and delivered to Agent, satisfactory as to form, amount and issuer or (2) payment thereof is insured under a credit insurance policy which has been assigned to Agent with the consent of the issuer and which is in form, content, amount and issuer satisfactory to Agent in all respects; provided, however, that the amount of such Accounts which may be excepted from Ineligible Accounts under subsection (2) hereof (a) may not exceed $1,000,000 in the aggregate, and (b) may not exceed an amount equal to the face amount of the credit insurance policy less any applicable deductible(s) or coinsurance; and provided further, that no such Accounts shall be excepted from Ineligible Accounts pursuant to subsection (2) hereof if the Borrowers are not in full compliance with the terms of the credit insurance policy at any time they request that such Accounts be excepted from Ineligible Accounts, and Borrowers' submission of any Borrowing Base Certificate that excepts such Accounts from Ineligible Accounts pursuant to subsection (2) hereof shall constitute a representation and warranty by Borrowers that Borrowers are in full compliance with the terms of such credit insurance policy.

(f)   Section 2.10 of the Credit Agreement is hereby amended by adding the following at the end of such section:

"Notwithstanding anything to the contrary contained herein, no later than Five (5) Business Days following the Amendment Effective Date, Borrowers shall have received, and shall have provided to Agent, a signed consent, in a form acceptable to Agent, from all banks or other financial institutions with which the Borrowers maintain an account that is subject to a Blocked Account Agreement indicating that such bank consents to the commencement of the Activation Period upon notice from Agent regardless of whether or not a Default or Event of Default has occurred or is continuing at the time that Agent provides such notice of commencement of the Activation Period. With respect to (1) account number 003481045018 maintained by Borrowers with Bank of America, N.A. and (2) account number 1175257 maintained by Borrowers with Royal Bank of Canada, subject to the right of Agent to send a notice commencing an Activation Period for such accounts, Borrowers shall be permitted to keep an amount not to exceed $600,000 in such accounts, and if the amount deposited in such accounts as of the close of any Business Day exceeds $600,000 in the aggregate, then on the following Business Day, Borrowers shall transfer the amount of such excess over $600,000 into any account other than the foregoing accounts that is also subject to a Blocked Account Agreement."

(g)   Section 2 of the Credit Agreement is hereby amended by inserting at the end thereof new Sections 2.14 and 2.15 to read as follows:

"2.14. [reserved].

2.15   Restructuring Plan. Borrowers shall take the following actions regarding the development of a comprehensive restructuring plan:

(a)   At the earlier of (i) the date such plan is provided to holders of the Senior Notes or (ii) September 2, 2005, Borrower Representative shall provide to Agent, a preliminary plan (the "Preliminary Plan") that provides for either (i) the restructuring of the Indebtedness, obligations and equity of the Credit Parties, in which event the Preliminary Plan must be in form and substance satisfactory to Agent and Requisite Lenders in all respects or (ii) the payment in full of all Obligations under the Credit Agreement, in which event the terms and conditions of the Preliminary Plan that impact Agent or Lenders must be in form and substance satisfactory to Agent and Requisite Lenders.

(b)   Borrowers shall arrange for a conference call to be held no later than September 12, 2005 to inform Agent of the preliminary feedback it receives from the holders of the Senior Notes regarding the Preliminary Plan.

(c)   Not later than October 3, 2005, the Borrowers shall have received, and shall have provided to Agent, a final plan (the "Final Plan") that has either been agreed upon by the holders of the Senior Notes or may be accomplished by Borrowers without such agreement by the holders of the Senior Notes and which provides for either (i) the restructuring of the Indebtedness, obligations and equity of the Credit Parties, in which event the Final Plan must be in form and substance satisfactory to Agent and Requisite Lenders in all respects or (ii) the payment in full of all Obligations under the Credit Agreement, in which event the terms and conditions of the Final Plan that impact Agent or Lenders must be in form and substance satisfactory to Agent and Requisite Lenders.

(d)   The Preliminary Plan shall at least contain weekly cash flow forecasts together with an explanation of the key assumptions relied upon in the preparation of such cash flow forecasts. The Final Plan shall at least contain weekly cash flow forecasts and Projections together with an explanation of the key assumptions relied upon in the preparation of such cash flow forecasts and Projections. In the event the Preliminary Plan or Final Plan provides for the restructuring of the Indebtedness, obligations and equity of the Credit Parties, the weekly cash flow forecasts, Projections (in the case of the Final Plan), and explanation of key assumptions required by this subsection must be in form and substance satisfactory to Agent and Requisite Lenders in all respects. In the event the Preliminary Plan or Final Plan provides for the payment in full of all Obligations under the Credit Agreement, then to the extent Agent deems it necessary to review the weekly cash flow forecasts, Projections (in the case of the Final Plan), and explanation of key assumptions required by this subsection to evaluate the terms and conditions of the Preliminary Plan or Final Plan affecting the Agent or Lenders, then the weekly cash flow forecasts, Projections, and explanation of key assumptions required by this subsection must be in form and substance satisfactory to Agent and Requisite Lenders in all respects."

(h)   Section 3 of the Credit Agreement is hereby amended by inserting at the end thereof a new Section 3.21 to read as follows:

"3.21. Compliance with Budget. Borrowers shall not cause, and shall not cause or permit their Subsidiaries to cause, the amount of the outstanding Loans under the Credit Agreement, as determined based on the amount of outstanding Loans as of 5:00 p.m. (EST) on Friday of each calendar week following the Amendment Effective Date, to exceed by more than $650,000 the amount of such Loans as projected in the Budget for Friday of such calendar week.".

(i)   Section 4.9(a)(i) of the Credit Agreement is hereby amended by inserting at the end thereof the following:

"Notwithstanding the foregoing, the monthly financial reports required by this section for the month of June, 2005 shall be delivered by Borrower Representative no later than August 19, 2005. All subsequent monthly financial reports required by this section shall be provided by Borrower Representative as soon as available and in any event within thirty (30) days after the end of each month as provided hereinabove."

(j)   Section 4.9(d)(i)(A) of the Credit Agreement is hereby amended and restated in its entirety as follows: "Omitted;".

(k)   Section 4.9(d) of the Credit Agreement is hereby amended by inserting at the end thereof new Sections 4.9(d)(v), 4.9(d)(vi), 4.9(d)(vii), 4.9(d)(viii), and 4.9(d)(ix) to read as follows:

"(v)   To Agent, upon its request, and in any event no less frequently than noon New York time on each day that is three (3) Business Days after the end of each calendar week, a Borrowing Base Certificate with respect to each Borrower, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion (in substantially the same form as Exhibits 4.9(d)(i), 4.9(d)(ii) and 4.9(d)(iii) (each, a "Borrowing Base Certificate")), which shall be prepared by Borrowers as of the last day of the immediately preceding calendar week; provided, however, in the event a Borrowing Base Certificate is requested more frequently by Agent, such Borrowing Base Certificate shall be prepared as of (i) the date of such request by Agent if such request is made by Agent no later than 1:00 p.m. New York time, or (ii) the date that is one (1) Business Day after the date of any such request if such request is made by Agent after 1:00 p.m. New York time, delivered three (3) Business Days thereafter.

(vi)   No later than 5:00 p.m. New York time on each Tuesday following the Amendment Effective Date, Borrower Representative shall provide a variance report, in a form acceptable to Agent, comparing the actual amount of the Loans outstanding under the Credit Agreement and the actual cash receipts and disbursements for the preceding week with the projected amount of the Loans outstanding under the Credit Agreement and the projected cash receipts and disbursements as projected in the Budget. Such variance report shall contain an explanation for any such variance.

(vii)   To Agent, upon its request, and in any event no less frequently than noon New York time on each day that is ten (10) Business Days after the end of each calendar month, an accounts receivable roll forward report, which shall be in the form specified by Agent and prepared as of the last day of the preceding month.

(viii)   To Agent, upon its request, and in any event no less frequently than noon New York time on each day that is ten (10) Business Days after the end of each calendar month, a report, in a form specified or approved by Agent and prepared as of the last day of the preceding month, listing all accrued balances for customer programs or any other offset to all current and future accounts receivable.

(ix)   To the extent not previously provided by Borrowers to Agent pursuant to the terms of the Credit Agreement, at the same time as Borrowers provide such information to holders of its Senior Notes, or if such information has already been provided to holders of its Senior Notes, then no later than the Amendment Effective Date, Borrowers shall provide to Agent all financial information that Borrowers provide to certain of the holders of its Senior Notes pursuant to Section 3(a) of the Forbearance Agreement. To the extent not otherwise required by the Credit Agreement, at the same time as Borrowers provide such information to holders of its Senior Notes, or if such information has already been provided to holders of its Senior Notes, then no later than the Amendment Effective Date, Borrowers shall further provide to Agent any information provided to certain of the holders of its Senior Notes pursuant to Section 5(a) of the Forbearance Agreement.".

(l)   Section 4.9(f) of the Credit Agreement is hereby amended by inserting at the end thereof the following:

> "Notwithstanding the foregoing, Borrower Representative may satisfy the requirement to deliver Projections otherwise required to be delivered on July 31, 2005 by delivering Projections for Fiscal Year 2006, month by month, no later than August 19, 2005. All subsequent Projections required by this section, including Projections for the then current Fiscal Year and the forthcoming two (2) Fiscal Years, shall be provided no later than July 31 for the then current Fiscal Year as provided hereinabove."

(m)   Section 5 of the Credit Agreement is hereby amended by inserting at the end thereof a new Section 5.21 to read as follows:

> "5.21   Forbearance Agreement. As of the Amendment Effective Date, all conditions precedent to the effectiveness of the Forbearance Agreement have been satisfied, the Forbearance Agreement is in full force and effect, and Borrowers are in full compliance with all of their obligations under the Forbearance Agreement."

(n)   Section 5.11 of the Credit Agreement is hereby amended by inserting at the end thereof a new Section 5.11(c) to read as follows:

> "(c)   No part of the proceeds of any Loan will be used to pay interest or fees (other than professional fees payable under Section 5(b) of the Forbearance Agreement) on (i) the Senior Notes or (ii) any Subordinated Debt without the prior written consent of the Agent; provided, however, so long as (i) the Forbearance Agreement is in effect or is extended at least two (2) Business Days prior to the termination of the forbearance period thereunder and such extension is on terms acceptable to Agent in its reasonable discretion, (ii) the Borrowers are in compliance with the Forbearance Agreement; (iii) no action is taken by any holder of the Senior Notes or the Senior Notes Trustee that would result in an Event of Default under Section 6.1(r) of this Agreement; and, (iv) no other Default or Event of Default has occurred or is continuing under the Credit Agreement or the Senior Notes, Agent and Lender agree to forbear from the enforcement of any Default or Event of Default that would occur as a result of Borrowers' failure to pay such interest on the Senior Notes, but such forbearance shall apply solely to a Default or Event of Default that would occur as a result of Borrowers' failure to pay such interest on the Senior Notes and shall not apply to any other Default or Event of Default."

(o)   Section 6.1(c) of the Credit Agreement is hereby amended and restated in its entirety as follows:

> "(c)   Breach of Certain Provisions; Breach of Warranty. The failure of any Credit Party to perform or comply with any term, condition, representation or warranty contained in Section 2.2 relating to the Credit Parties' obligation to maintain insurance, Section 2.3, Section 2.7, Section 2.10, Section 2.14, Section 2.15, Section 3, Section 4 or Section 5.11 of this Agreement, shall constitute an immediate Event of Default."

(p)   Section 6.1 of the Credit Agreement is amended by inserting at the end thereof new Sections 6.1(p), 6.1(q), and 6.1(r) to read as follows:

"(p)   Breach of Forbearance Agreement.   The failure of any Credit Party to perform or comply with any term or condition of the Forbearance Agreement to the extent not waived by the parties thereto; provided, however, the terms of any such waiver must be acceptable to Agent in its reasonable discretion.

(q)   Restriction of Trade Credit.   The restriction of credit provided by any trade vendor to a Borrower that would have an adverse impact upon a Borrower's ongoing business operations or a Borrower's ability to comply with the Budget, in each case as determined by Agent in its reasonable discretion.

(r)   Action by Bondholder. The exercise of any right or remedy to enforce any default under the Senior Notes by the Senior Notes Trustee or an individual holder of the Senior Notes that is not a party to the Forbearance Agreement (a "Non-Forbearing Bondholder) shall constitute an immediate Event of Default under this Agreement. Without limiting the foregoing and by way of illustration only, it shall be an immediate Event of Default under this section if the Senior Notes Trustee or a Non-Forbearing Bondholder provides notice of acceleration of the Senior Notes or files any legal or equitable action to exercise any right or remedy arising from any default arising under the Senior Notes."

(q)   Section 7.2(a) of the Credit Agreement is hereby amended by inserting at the end thereof the following: "provided, however, that, in the case of any Advance requested to be made on a Funding Date that would occur on or between the Amendment Effective Date and September 30, 2005, the foregoing requirement shall not apply to any representation and warranty set forth in Sections 5.2 or 5.9;".

(r)   Annex A to the Credit Agreement is hereby amended by adding thereto the following definition of "Activation Period" in appropriate alphabetical order:

"Activation Period" shall have the meaning ascribed to such term in Section 2 of that certain Amendment and Consent No. 3 related to this Agreement.

(s)   Annex A to the Credit Agreement is hereby amended by adding thereto the following definition of "Amendment Effective Date" in appropriate alphabetical order:

"Amendment Effective Date" means the "Effective Date" under and as defined in that certain Amendment and Consent No. 3 related to this Agreement.

(t)   Annex A to the Credit Agreement is hereby amended by adding thereto the following definition of "Blocked Account Agreement" in appropriate alphabetical order:

"Blocked Account Agreement" shall have the meaning ascribed to such term in Section 2 of that certain Amendment and Consent No. 3 related to this Agreement.

(u)   Annex A to the Credit Agreement is hereby amended by replacing the definition of "Borrowing Availability" set forth therein with the following:

"Borrowing Availability" means as of any date of determination the lesser of (i) the Maximum Amount less the Revolving Loan then outstanding (including, without duplication, the outstanding Letter of Credit Obligations then outstanding), and (ii) the Aggregate Borrowing Base plus during the period of August 1, 2005 to September 11, 2005, an amount equal to $1,750,000 and during the period of September 12, 2005 to October 2, 2005, an amount equal to $2,000,000 and beginning on October 3, 2005, an amount equal to $2,500,000 less the sum of (a) the Revolving Loan then outstanding (including, without duplication, the outstanding balance of Letter of Credit Obligations then outstanding), (b) a Reserve of $5,000,000 established on the Closing Date and (c) additional Reserves required by the Agent in its reasonable credit judgment to the extent not already deducted therefrom.

(v)   Annex A to the Credit Agreement is hereby amended by adding thereto the following definition of "Budget" in appropriate alphabetical order:

"Budget" shall mean the Budget attached to this Agreement as Exhibit A covering twelve fiscal weeks beginning August 1, 2005.

(w)   Annex A to the Credit Agreement is hereby amended by adding thereto the following definition of "Forbearance Agreement" in appropriate alphabetical order:

"Forbearance Agreement" shall mean the Forbearance Agreement dated August 12, 2005 by and among Borrowers, Holdings, GoldenTree Asset Management L.P., and Mast Credit Opportunities I, (Master) Ltd..

(x)   Annex A to the Credit Agreement is hereby amended by replacing the definition of "LIBOR Period" set forth therein with the following:

""LIBOR Period" means, with respect to any LIBOR Loan, each period commencing on a LIBOR Business Day selected by Borrower Representative pursuant to the Agreement and ending thirty days thereafter; provided, that the foregoing provision relating to LIBOR Periods is subject to the following:

(a)   if any LIBOR Period would otherwise end on a day that is not a LIBOR Business Day, such LIBOR Period shall be extended to the next succeeding LIBOR Business Day unless the result of such extension would be to carry such LIBOR Period into another calendar month in which event such LIBOR Period shall end on the immediately preceding LIBOR Business Day;

(b)   any LIBOR Period that would otherwise extend beyond the date set forth in clause (a) of the definition of "Commitment Termination Date" shall end two (2) LIBOR Business Days prior to such date;

(c)   any LIBOR Period that begins on the last LIBOR Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Period) shall end on the last LIBOR Business Day of a calendar month; and

> (e)   there shall be no more than 5 separate LIBOR Loans in existence at any one time.".

(y)   Schedule 1 to each of Exhibits 4.9(d)(i), 4.9(d)(ii) and 4.9(d)(iii) to the Credit Agreement is hereby amended by deleting the following as an Ineligible Account:

> Accounts that are obligations of an Account Debtor located in a foreign country other than Canada unless payment thereof is assured by a letter of credit assigned with the consent of the issuer and delivered to Agent, satisfactory as to form, amount and issuer;

and inserting in lieu thereof the following:

> Accounts that are obligations of an Account Debtor located in a foreign country other than Canada unless (1) payment thereof is assured by a letter of credit assigned with the consent of the issuer and delivered to Agent, satisfactory as to form, amount and issuer or (2) payment thereof is insured under a credit insurance policy which has been assigned to Agent with the consent of the issuer and which is in form, content, amount and issuer satisfactory to Agent in all respects; provided, however, that the amount of such Accounts which may be excepted from Ineligible Accounts under subsection (2) hereof (a) may not exceed $1,000,000 in the aggregate, and (b) may not exceed an amount equal to the face amount of the credit insurance policy less any applicable deductible(s) or coinsurance; and provided further, that no such Accounts shall be excepted from Ineligible Accounts pursuant to subsection (2) hereof if the Borrowers are not in full compliance with the terms of the credit insurance policy at any time they request that such Accounts be excepted from Ineligible Accounts, and Borrowers' submission of any Borrowing Base Certificate that excepts such Accounts from Ineligible Accounts pursuant to subsection (2) hereof shall constitute a representation and warranty by Borrowers that Borrowers are in full compliance with the terms of such credit insurance policy.

SECTION 2.
CONSENT

The Borrowers hereby consent to the delivery by Agent at any time or from time to time, and regardless of whether or not at the time of delivery an Event of Default has occurred or is continuing, to each depository bank party to a Blocked Account Agreement (as defined below) of notice stating that the "Activation Period" as defined in each Blocked Account Agreement has commenced. "Blocked Account Agreement" shall mean each of (i) that certain Blocked Account Agreement, made and entered into as of October 28, 2003, by and among Bank of America, N.A., O'Sullivan Industries, Inc. and the Agent, (ii) that certain Blocked Account Agreement, made and entered into as of October 23, 2003, by and among Lamar Bank and Trust Company, O'Sullivan Furniture Factory Outlet, Inc. and the Agent, (iii) that certain Blocked Account Agreement, made and entered into as of October 23, 2003, by and among Lamar Bank and Trust Company, O'Sullivan Furniture Factory Outlet, Inc. and the Agent, and (iv) that certain Blocked Accounts Agreement, made as of November 18, 2003, among O'Sullivan Industries, Inc., General Electric Capital Corporation and Royal Bank of Canada.

SECTION 3.
CONDITIONS TO EFFECTIVENESS

This Amendment shall become effective on the date (the "Effective Date") the following conditions shall have been satisfied:

(a)   Agent shall have received one or more counterparts of this Amendment executed and delivered by Borrowers, Holdings, Agent and the Requisite Lenders;

(b)   Agent shall have received from the Borrowers, in immediately available funds and without withholding or deduction of any kind, for the pro rata benefit of the Lenders an amendment fee of $50,000 as required by Section 1.3(h);

(c)   Counsel to Agent shall have received payment from the Borrowers of all outstanding fees and expenses;

(d)   Borrowers shall have provided to Agent the Borrowers' flash reports for July, 2005; and,

(e)   The representations and warranties of the Borrowers contained in this Amendment shall be true and correct in all material respects.

SECTION 4.
LIMITATION ON SCOPE

Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions of the Loan Documents shall remain in full force and effect in accordance with their respective terms. The amendment and consent set forth herein shall be limited precisely as provided for herein and shall not be deemed to be a waiver of, amendment of, consent to or modification of any term or provision of the Loan Documents or any other document or instrument referred to therein or of any transaction or further or future action on the part of Borrowers or any other Credit Party requiring the consent of Agent or Lenders except to the extent specifically provided for herein. Agent and Lenders have not and shall not be deemed to have waived any of their respective rights and remedies against Borrowers or any other Credit Party for any existing or future Defaults or Event of Default.

SECTION 5.
MISCELLANEOUS

(a)   Borrowers hereby represent and warrant as follows:

(i)   This Amendment has been duly authorized and executed by Borrowers and each other Credit Party, and the Credit Agreement, as amended by this Amendment, is the legal, valid and binding obligation of Borrowers and each other Credit Party that is a party thereto, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, moratorium and similar laws affecting the rights of creditors in general; and

(ii)   Borrowers repeat and restate the representations and warranties of Borrowers contained in the Credit Agreement (other than those set forth in Sections 5.2 and 5.9 thereof) as of the date of this Amendment and as of the Effective Date, except to the extent such representations and warranties relate to a specific date.

(b)   This Amendment is being delivered in the State of New York.

(c)   Borrowers and the other Credit Parties hereby ratify and confirm the Credit Agreement as amended hereby, and agree that, as amended hereby, the Credit Agreement remains in full force and effect.

(d)   Borrowers and the other Credit Parties agree that all Loan Documents to which each such Person is a party remain in full force and effect notwithstanding the execution and delivery of this Amendment.

(e)   This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

(f)   All references in the Loan Documents to the "Credit Agreement" and in the Credit Agreement as amended hereby to "this Agreement," "hereof," "herein" or the like shall mean and refer to the Credit Agreement as amended by this Amendment (as well as by all subsequent waivers, amendments, restatements, modifications and supplements thereto).

(g)   Each of the following provisions of the Credit Agreement is hereby incorporated herein by this reference with the same effect as though set forth in its entirety herein, *mutatis mutandis*, and as if "this Agreement" in any such provision read "this Amendment": Section 9.3 (Notices), Section 9.6, (Severability), Section 9.8 (Headings), Section 9.9 (Applicable Law), Section 9.12 (Construction), Section 9.15 (Waiver of Jury Trial) and Section 9.17 (Entire Agreement).

(h)   Borrowers acknowledge that Agent, in the exercise of its reasonable credit judgment, is excluding certain Accounts subject to offset from Eligible Accounts pursuant to Section 1.7(t) of the Credit Agreement and that such excluded Accounts are further described in a side letter dated August 17, 2005 by and among Borrowers and Agent.

[SIGNATURE PAGE FOLLOWS]

WITNESS the due execution hereof by the respective duly authorized officers of the undersigned as of the date first written above.


BORROWERS:

O'SULLIVAN INDUSTRIES, INC.,
as a Borrower

By: /s/ Rick A. Walters
    Name: Rick A. Walters
    Title: Executive Vice President and
            Chief Financial Officer

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,
as a Borrower

By: /s/ Rick A. Walters
    Name: Rick A. Walters
    Title: Executive Vice President and
            Chief Financial Officer

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.,
as a Borrower

By: /s/ Rick A. Walters
    Name: Rick A. Walters
    Title: Executive Vice President and
            Chief Financial Officer

CREDIT PARTIES:

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By: /s/ Rick A. Walters
    Name: Rick A. Walters
    Title: Executive Vice President and
            Chief Financial Officer


AGENT AND LENDERS:

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent and a Lender

By: /s/ Kyle S. Middleton
       Name: Kyle S. Middleton
       Title: Duly Authorized Signatory